UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-32977

FORM 12b-25	CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):  ☒Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q   ☐Form 10-D    ☐Form N-SAR ☐Form N-CSR
   For Period Ended: December 31, 2012
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I —REGISTRANT INFORMATION GMX Resources Inc.
Full Name of Registrant N/A
Former Name if Applicable One Benham Place, 9400 North Broadway, Suite 600
Address of Principal Executive Office (Street and Number) Oklahoma City, Oklahoma 73114
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
GMX Resources Inc. (“we, ” “our, ” “us” or the “Company”) and our advisors have been actively exploring alternatives to address the Company’s current liquidity needs, which may include a potential recapitalization of our balance sheet. We are currently engaged in discussions and negotiations with representatives of certain holders of our outstanding senior secured notes due 2017 regarding our current liquidity situation. If we are not able to implement a consensual alternative for restructuring our balance sheet, or in order for us to implement a financial alternative, we may voluntarily seek protection under the U.S. Bankruptcy Code. Because the efforts of management have been focused on the ongoing discussions with the holders of our outstanding senior secured notes and financing alternatives, we have not been able to complete our 2012 Form 10-K within the prescribed time period.

PART IV — OTHER INFORMATION
(1)		Name and telephone number of person to contact in regard to this notification.
James A. Merrill	405	254-5805
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
		☒ Yes ; ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		☐ Yes ; ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GMX Resources Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 18, 2013	GMX RESOURCES INC. /s/ JAMES A. MERRILL Name: James A. Merrill Title: Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).